[Dechert LLP Letterhead]

July 2, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fidelity Colchester Street Trust (on behalf of Fidelity Institutional Money Market Fund – Prime Money Market Portfolio and Treasury Portfolio), File No. 811-03320

Ladies and Gentlemen:

Attached for filing via the EDGAR system is a registration statement on Form N-14 under the Securities Act of 1933, as amended, for Fidelity Colchester Street Trust (“Registrant”). This Form N-14 is being filed in connection with a reorganization in which Fidelity Institutional Money Market Fund – Prime Money Market Portfolio and Fidelity Institutional Money Market Fund – Treasury Portfolio, each a series of the Registrant, will acquire all of the assets of Capital One Capital Cash Reserve Fund and Capital One U.S. Treasury Money Market Fund, respectively, each a series of Capital One Funds, in exchange for shares of the Fidelity Funds. Please note that the Part A of this filing is the same as the Part A of the N-14 filed for Fidelity Advisor Series I, Fidelity Fixed-Income Trust and Fidelity Income Fund.

No fees are required in connection with this filing. Should you have any questions please feel free to contact the undersigned at 617.728.7153 or Joseph R. Fleming at 617.728.7161.

Very truly yours,

/s/ Colin J. Dean
Colin J. Dean

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